

Mail Stop 3561

July 28, 2016

Vladislav Gasnikov
Chief Executive Officer
Alliance Freight Lines, Inc.
2195 Arthur Avenue
Elk Grove Village, Illinois 60007

> **Re: Alliance Freight Lines, Inc.**
> **Offering Statement on Form 1-A**
> **Filed July 1, 2016**
> **File No. 024-10578**

Dear Mr. Gasnikov:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1. We note your disclosure that you have identified VLAD as a merger candidate, which merger will be executed following the completion of this Offering. In this regard, please tell us what consideration you gave to providing financial statements of businesses to be acquired pursuant to Rule 8-04 of Regulation S-X and Part F/S (b)(7)(iii) of Form 1-A.

2. We note your disclosure that the notes are convertible at your option into shares of your common stock at a price based on a discount to the bid price of your common stock as quoted on a major national exchange or automated quotation system, if the company obtains a public listing for its common stock. Because the notes are convertible into common stock at the discretion of the issuer, it appears that the common stock underlying the notes must also be qualified. Please refer to the Note to Rule 251(a) of Regulation A and revise your offering statement to seek qualification of the common stock underlying the convertible notes, or advise. Further, note that "at the market" offerings, by or on behalf of the issuer or otherwise, are not permitted under Regulation A. As such, please revise to provide a fixed price at which the notes may be converted, or advise. Refer to Rule 251(d)(3)(ii) and SEC Release No. 33-9741.

Offering Circular

3. You state that Alliance is a shell company that was established to execute a merger with Vlad & Brother Corp., but have omitted disclosure regarding Vlad & Brother Corp., such as the information required by the following portions of Form 1-A: Item 7 (Description of Business), Item 8 (Description of Property), Item 9 (Management's Discussion and Analysis of Financial Condition and Results of Operations), Item 10 (Directors, Executive Officers and Significant Employees), Item 11 (Compensation of Directors and Executive Officers), Item 12 (Security Ownership of Management and Certain Securityholders), and Item 13 (Interest of Management and Others in Certain Transactions). Please provide such information, as applicable, or advise.

4. Please disclose the status and terms of the proposed merger with Vlad & Brother Corp., including the consideration to be paid. In addition, please file the letter of intent that is referenced in your exhibit index. If this is a related party transaction, please also provide the related disclosure required by Form 1-A, including the following, as applicable:

    •   Whether or not the proceeds of the offering will be used to compensate or otherwise make payments to your officers or directors, as required by Instruction 2 to Item 6 of Form 1-A;

    •   The information required by Instruction 7 to Item 6 if any material amount of the proceeds is to be used to acquire assets from your affiliates or their associates; and

    •   The information required by Item 13 with respect to the interest of management and others in certain transactions.

5. We note that you intend to conduct the offering on a continuous basis. We also note your disclosure on the cover page that the proposed sale will begin "as soon as practicable after the Offering Circular has been qualified." To the extent you intend to conduct a continuous offering, please revise your disclosure to clarify that the offering will

commence within two calendar days after the qualification date. Refer to Securities Act Rule 251(d)(3)(i)(F).

6. Please review the offering circular and revise as necessary to remove inconsistencies with respect to the securities being offered and the terms of the offering. In this regard, you provide inconsistent disclosure in your filing and exhibits (including the form of note and the subscription agreement) regarding the number of notes to be offered, the interest rate for the notes, and the duration of the offering.

Use of Proceeds to Issuer, page 23

7. Please disclose the approximate amount of net proceeds for each principal purpose identified in the category "Operation Expenses" in the use of proceeds section on page 23 as required by Item 6 of Form 1-A. In addition, you disclose on page 11 that you anticipate that the primary use of the funds raised in this offering will be to execute on the merger plan with Vlad & Brother Corp., but such use does not appear to be reflected in your use of proceeds disclosure on page 23. Please advise. In addition, if you intend to use offering proceeds to acquire Vlad & Brother Corp., please disclose your plans in the event that you do not raise sufficient funds for such acquisition.

Securities Being Offered, page 34

8. Please disclose the restrictions on transfer of your common stock that are set forth in your bylaws. Refer to Item 14(a)(1) of Form 1-A. In addition, please provide related risk factor disclosure.

Signatures

9. We note that the date and location for the signatures of the officers and directors have been left blank. Please include the date and location in your next amendment.

Exhibit 1A-12

10. Please obtain and file a revised legality opinion that addresses the following items:

• By its terms the opinion is limited to "Subchapter II, § 122 (13) of Title 8 of the State of Delaware Code which authorizes Delaware corporation[s] to issue debt and/or equity securities and reported judicial decisions interpreting those laws." However, counsel should opine on the law of the jurisdiction governing the note. In that regard, we note that the form of note filed as Exhibit 1-A6 provides that the note shall be governed by the laws of the State of New York.

• In addition to the legality of the notes, the legality opinion should cover the legality of the common stock underlying the notes if you are seeking to have such common stock qualified. In such event, please also ensure that the revised opinion does not unduly limit the scope of the opinion to Section 122 of Title 8 of the Delaware General Corporation Law, as the opinion should address whether the common stock will when sold, be legally issued, fully paid and non-assessable.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Andy Altahawi